SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR JAN TRAFFIC GROWS 3%
TO 12.2M GUESTS

                        Ryanair Holdings plc today (Fri, 2 Feb) released January 2024 traffic stats as follows:

	Jan 23	Jan 24	Change
Guests	11.8m	12.2m	+3%
L. Fact	91%	89%	-2% pts*
                               Ryanair operated over 71,700 flights in Jan. Over 950 flights cancelled due to Israel/Gaza conflict.

Rolling	Jan 23	Jan 24	Change
Guests	165.3m	182.1m	+10%
L. Fact	93%	94%	+1% pt

*As previously guided, short-term reduction to L.F. due to removal of Ryanair flights from most OTA Pirate websites in early Dec.

ENDS For further info please contact:	Ryanair Press Office Tel: +353-1-9451799 press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 February, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary